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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-14100

IMPAC MORTGAGE HOLDINGS, INC.

(Exact name of registrant as speciﬁed in its charter)

4000 MacArthur Boulevard, Suite 6000, Newport Beach, California 92660

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive ofﬁces)

Series D Cumulative Redeemable Preferred Stock, par value $0.01 per share; Warrants to Purchase Common Stock

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share; Preferred Stock Purchase Rights

(Titles of all other classes of securities for which a duty to ﬁle reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Series D Cumulative Redeemable Preferred Stock Holders - 33
Approximate number of holders of record as of the certification or notice date:	Warrants to Purchase Common Stock Holders - 30

Pursuant to the requirements of the Securities Exchange Act of 1934 IMPAC MORTGAGE HOLDINGS, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 10, 2023	By:	/s/ Joseph Joffrion
Joseph Joffrion, General Counsel

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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